Exhibit 99.1

Summit Therapeutics plc

(“Summit” or “the Company”)

SUMMIT REPORTS POSITIVE PHASE 1 NEW FORMULATION DATA AND OUTLINES ROUTE TO MARKET STRATEGY FOR DMD CANDIDATE EZUTROMID

•	New formulation of ezutromid achieved over a six-fold increase in maximum plasma levels in patients

•	Plans include incorporating new formulation into PhaseOut DMD trial

Oxford, UK, 9 August 2016 – Summit Therapeutics plc (NASDAQ: SMMT, AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and Clostridium difficile infection, today reports Phase 1 clinical trial results that show a new formulation of ezutromid (referred to as ‘F6’) achieved a greater than six-fold increase in maximum plasma levels in DMD patients compared to those achieved with the current clinical formulation (referred to as ‘F3’) with only two fifths of the dose.

Following these positive data, Summit also outlines its development strategy through to applications for market approval for ezutromid, a utrophin modulator. Utrophin modulation is a potential disease modifying treatment for all patients with this fatal muscle wasting disease, regardless of their underlying dystrophin gene mutation.

“The rigorous development of ezutromid has identified this new F6 formulation that achieved higher ezutromid plasma levels in patients in this trial allowing us to further explore the therapeutic effect of this promising treatment,” commented Dr Ralf Rosskamp, Chief Medical Officer of Summit. “Following these encouraging Phase 1 data, we plan to incorporate the F6 formulation of ezutromid into our ongoing Phase 2 trial, PhaseOut DMD. This will allow us to directly compare the safety and efficacy of the F6 and F3 formulations of ezutromid, and help determine which to use in future clinical trials.

“Utrophin modulation focusses on maintaining expression of utrophin protein to protect muscle health and function and we believe these two formulations of ezutromid are capable of achieving this. It is therefore appropriate to now outline our clinical pathway to seek marketing approval of ezutromid.”

Informed by these clinical findings, the development strategy includes:

•	The incorporation of formulation F6 into the ongoing PhaseOut DMD Phase 2 proof of concept trial (subject to regulatory approval). It is planned to evaluate F6 in up to 10 of the 40 patients expected to be enrolled and compare F6 alongside the F3 formulation when dosed longer-term. Initial F3 24-week biopsy data are now expected Q2/Q3 2017.

•	A randomised, placebo controlled trial designed with the potential to support accelerated and conditional regulatory approvals in the US and EU respectively; this trial is expected to start in H2 2017 (assuming positive interim data from PhaseOut DMD), with data available for potential regulatory filings in 2019.

“Building on the clinical progress achieved to date, we are pleased to outline our strategy for the development of ezutromid towards possible commercialisation,” said Glyn Edwards, Chief Executive Officer of Summit. “These plans focus on efficient evaluation of the efficacy and safety of this utrophin modulator as we work towards making it available to all patients with DMD. Our plans are designed to support early submissions for accelerated and conditional approvals while continuing to build a broad and robust body of clinical evidence for this potentially life-changing treatment.”

Results of Phase 1 Clinical Trial of Ezutromid F6 Formulation

The clinical data being reported are from the second part of a Phase 1 clinical trial to assess the pharmacokinetics and safety of three fixed doses (250 mg, 500 mg and 1,000 mg twice daily) of the F6 formulation of ezutromid in patients with DMD aged between 5 and 9 years who followed a modified diet. Ezutromid was generally well-tolerated across the doses tested. One patient had changes in liver parameters in laboratory findings; he showed no clinical symptoms but was withdrawn from the trial and the finding was classed as a serious adverse event. At the highest dose, the five evaluable patients achieved an average maximum plasma concentration of 390 ng/mL on day 7, the final day of dosing. Utrophin modulation is also expected with the F3 formulation that in an earlier Phase 1 trial in patients who followed the same modified diet achieved an average maximum plasma concentration of 63 ng/mL (2,500 mg dose, twice daily) on the final day of dosing (day 14). More detailed findings from this Phase 1 trial will be reported at future meetings.

About Utrophin Modulation in DMD

DMD is a progressive muscle wasting disease that affects around 50,000 boys and young men in the developed world. The disease is caused by different genetic faults in the gene that encodes dystrophin, a protein that is essential for the healthy function of all muscles. There is currently no cure for DMD and life expectancy is into the late twenties. Utrophin protein is functionally and structurally similar to dystrophin. In preclinical studies, the continued expression of utrophin has a meaningful, positive effect on muscle performance. Summit believes that utrophin modulation has the potential to slow down or even stop the progression of DMD, regardless of the underlying dystrophin gene mutation. Summit also believes that utrophin modulation could potentially be complementary to other therapeutic approaches for DMD. The Company’s lead utrophin modulator, ezutromid, is an orally administered, small molecule. DMD is an orphan disease, and the US Food and Drug Administration and the European Medicines Agency have granted orphan drug status to ezutromid. Orphan drugs receive a number of benefits including additional regulatory support and a period of market exclusivity following approval.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 77148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com
ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward-looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, and the timing of initiation, completion and availability of data from clinical trials, the potential for regulatory submissions or approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2016. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.

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